BASF, Huntsman and Chinese companies consider construction of additional MDI plant in China

    --  Plant to have world-scale capacity of 400 kt/a crude MDI

    --  Startup of new MDI plant planned from 2010 onward

    --  Several sites being evaluated

    --  MDI/TDI project in Caojing progressing as scheduled

    BASF, Huntsman, and a group of Chinese companies - Shanghai Hua Yi (Group Company), Sinopec Shanghai Gao Qiao Petrochemical Corporation and Shanghai Chloro-Alkali Chemical Co., Ltd. - are considering the construction of a new MDI (diphenylmethane diisocyanate) plant in China to meet growing demand for this product. Several sites for the plant are being evaluated. The startup is planned from 2010 onward, and the plant is expected to have a capacity of 400,000 metric tons per year of crude MDI.
    "The market for polyurethanes in China is expected to grow at a double-digit rate and will become the largest in the world within the next decade," said Jean-Pierre Dhanis, President of BASF's Polyurethanes division. "We want to participate in this dynamic growth, and better serve our customers through local production."
    MDI is an important precursor in the manufacture of polyurethanes
- versatile polymers that are used in the automotive and construction industries, in appliances such as refrigerators, and in footwear.
    As part of BASF's investment strategy for the Chinese market, an integrated isocyanates complex is currently under construction at the Shanghai Chemical Industry Park in Caojing. This project is progressing as scheduled, and is expected to begin commercial production by mid-2006. The complex is also a joint venture between BASF, Huntsman, and the same group of Chinese companies mentioned above. It will have a capacity of 240,000 metric tons per year of crude MDI, and 160,000 metric tons per year of TDI (toluene diisocyanate). The total cost for the complex is about $1 billion.
    BASF is one of the largest foreign chemical investors in China, with sales of almost EUR 1.9 billion in 2004 and a workforce of 4,000 employees. By 2010, BASF aims to generate 10 percent of its global sales and earnings in its chemical businesses in China.
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than EUR 37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.


    CONTACT: Thomas Moeller
             Phone:    +49 621 60 99123
             Fax:      +49 621 60 92693
             thomas.moeller@basf.com